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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67607

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBEOP MARKETS LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

GRAND BUILDINGS, 1-3 STRAND
(No. and Street)

LONDON (City) UNITED KINGDOM ~~(State)~~ WC2N 5HR (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MELVIN GROSS (212) 751 4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MELVIN GROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBE OP MARKETS LIMITED, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

DIANA LICHVARIK
Notary Public - State of New York
NO. 01LI6188151
Qualified in Queens County
My Commission Expires 6/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GlobeOp Markets Limited

Statement of Financial Condition
December 31, 2008

SEC Mail Processing
Section
MAR - 2 20
Washington, DC
110

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Stockholder of GlobeOp Markets Limited:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GlobeOp Markets Limited at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

GLOBEOP MARKETS LIMITED

Statement of Financial Condition

December 31, 2008

		2008
Assets		
Cash	$	763,513
Accounts receivable		176,017
Receivable from affiliate		168,232
Other assets		3,396
Total assets	$	1,111,158
Liabilities and stockholder's equity		
Liabilities		
Accounts payable	$	1,410
Accrued expenses		228,639
Deferred income		3,669
Total liabilities		233,718
Stockholders equity		
Common stock (500,000 (£1 par) authorized, issued and outstanding)		898,675
Additional paid in capital		86,499
Accumulated other comprehensive income/(loss)		(300,130)
Retained earnings		192,396
Total stockholder's equity	$	877,440
Total liabilities and stockholder's equity	$	1,111,158

The accompanying notes are an integral part of these financial statements.